EXHIBIT 99.2

ELECTRA BATTERY MATERIALS CORPORATION

(the “Company”)

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the annual and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Tuesday, June 23, 2026. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 30, 2026 (the “Circular”). The matters voted upon at the Meeting and the results of the voting as provided by TSX Trust Company after the Meeting were as follows:

1.	Appointment of Auditor

The Voting Results showed that 48,202,558 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Appointment of Auditor	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
MNP LLP	47,554,437	98.66	648,121	1.34

As a result of the foregoing, MNP LLP was appointed as the auditors of the Company for the ensuing year until the close of the next annual general meeting of shareholders, at a remuneration to be fixed by the Board of Directors.

2.	Election of Directors

The Voting Results showed that 37,306,479 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
Trent Mell	36,754,568	98.52	551,911	1.48
John Pollesel	36,733,587	98.46	572,892	1.54
Alden Greenhouse	36,886,940	98.88	419,539	1.12
Gerard Hueber	36,745,332	98.50	561,147	1.50
David Stetson	36,854,002	98.79	452,477	1.21
Jody Thomas	36,658,511	98.26	647,968	1.74
Susan Uthayakumar	36,793,404	98.62	513,075	1.38

As a result of the foregoing each of the above-noted seven nominee directors were elected directors of the Company for the ensuing year or until their successors are elected or appointed.

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3.	2022 Amended and Restated LTIP

The vote on this resolution was required to be approved by the affirmative vote of a simple majority of the votes cast by shareholders. The Voting Results showed that 37,306,478 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
2022 Amended and Restated LTIP	26,711,405	71.60	10,595,073	28.40

As a result of the foregoing, the resolution described on pages 15 and 16 of the Circular was adopted as an ordinary resolution of the shareholders of the Company and the 2022 Amended and Restated LTIP was approved.

4.	Employee Share Purchase Plan

The vote on this resolution was required to be approved by the affirmative vote of a simple majority of the votes cast by shareholders. The Voting Results showed that 37,306,478 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
Employee Share Purchase Plan	27,559,102	73.87	9,747,376	26.13

As a result of the foregoing, the resolution described on page 17 of the Circular was adopted as an ordinary resolution of the shareholders of the Company and the Employee Share Purchase Plan was approved.

5.	Ratification of Previous Grants

The vote on this resolution was required to be approved by the affirmative vote of a simple majority of the votes cast by disinterested shareholders. The Voting Results showed that 37,306,479 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
Ratification of Previous Grants	27,469,148	73.63	9,837,331	26.37

As a result of the foregoing, the resolution described on page 18 of the Circular was adopted as an ordinary resolution of the disinterested shareholders of the Company and the ratification of previous grants was approved.

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6.	Reverse Split of the Common Shares

The vote on this special resolution was required to be approved by no less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. The Voting Results showed that 48,202,559 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
Reverse Split of the Common Shares	43,913,756	91.10	4,288,803	8.90

As a result of the foregoing, the resolution described on pages 21-22 of the Circular was adopted as a special resolution of the Company and the Reverse Split was approved.

DATED this 23rd day of June, 2026.

ELECTRA BATTERY MATERIALS CORPORATION

/s/ David Allen

By:    ___________________________________

David Allen, Chief Financial Officer

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